S0
3-11-04

UF 3-4-04

04001773

STATES
HANGE COMMISSION
, D.C. 20549

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PROCESSED
MAR 19 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tobias Bros. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Steet, Suite 5501
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Tobias (212) 521-5050
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2004
WASH. D.C.
187

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Tobias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tobias Bros., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCILLE J. SCHIAVONE
Notary Public, State Of New York
No. 01SC6023784
Qualified In Richmond County
Commission Expires April 26, 2007

Lucille J Schiavone 2/25/04
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOBIAS BROS. INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

TOBIAS BROS. INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Tobias Bros. Inc.

We have audited the accompanying statement of financial condition of Tobias Bros. Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tobias Bros. Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 22, 2004

TOBIAS BROS. INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash	$	12,183
Receivable from clearing broker		222,263
Management fees receivable		726,556
Property and equipment, net		451,384
Notes receivable		140,000
Advances to stockholder		183,114
Other assets		264,968
	$	2,000,468
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	47,984
Floor brokerage payable		4,988
Deferred NYC corporation taxes		65,000
Total liabilities		117,972
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, authorized 2,500 shares, issued and outstanding 25 shares		100
Retained earnings		1,882,396
Total stockholder's equity		1,882,496
	$	2,000,468

See accompanying notes to financial statements.

1. Nature of business

Tobias Bros. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business is primarily comprised of agency commission transactions and providing investment management services.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight line method for the building over an estimated useful life of thirty years and on the declining balance method for office equipment and furniture and fixtures over an estimated useful life of five years.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Management Fees

Management fees received during the year from investment management services are recognized when earned on a pro-rata basis over the term of the contracts.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state taxes on corporate income and receives the benefit of corporate losses. The Company is treated as a “C” corporation for New York City income tax purposes.

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Notes receivable

During 2003, the Company entered into two promissory notes totaling $140,000. The notes are due on demand and, if not paid within ten days after demand, bear interest at 10% per annum until such time as the entire debt has been repaid in full.

In July 2001, the Company entered into an unsecured promissory note with an unrelated party in the amount of $500,000. The note bears interest at 8% per annum and had an original maturity date of July 23, 2002, which has been extended to January 31, 2003. The note is guaranteed by a related party of the borrower. As of December 31, 2003, the entire principal balance of $500,000 was paid in full, while accrued interest of approximately $54,000 on this note remained unpaid.

4. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Land and building	$ 340,246
Office equipment	231,849
Furniture and fixtures	159,407
	731,502
Less accumulated depreciation	280,118
	$ 451,384

5. Pension plan

The Company has a money purchase pension plan (the "Plan"), which covers all employees that meet certain eligibility requirements. Plan contributions are mandatory and funded when accrued. Plan contributions for the year ended December 31, 2003 were approximately $395,000.

6. Major customers and related party transactions

For the year ended December 31, 2003 revenues were earned from ten customers, of which 90% of the commission revenues and 69% of the management fee revenues were from related parties, in which the Company's stockholder, through various entities, has an ownership interest.

At December 31, 2003, approximately $279,000 of management fees receivable were from a related party.

Pursuant to a month-to-month agreement, the Company pays an administrative overhead service charge, for rent, phone & fax lines, to a related party, which was $18,000 for the year ended December 31, 2003.

Advances to the shareholder of approximately $183,000 are non-interest bearing and due on demand.

7. Income taxes

Current taxes result from a New York City alternative minimum tax applied to all corporations.

Deferred taxes result from differences between book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer.

8. Commitments

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $50,000.

9. Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $177,000, which was approximately $172,000 in excess of its minimum requirement of approximately $5,000.

10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, in accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In addition, the receivable from the clearing broker at December 31, 2003 is pursuant to this clearance agreement.